SEC File Number 0-11634

                                                          CUSIP Number 852312305

                                  UNITED STATES

                             SECURITIES AND EXCHANGE

                                   COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING

      (Check one): |X| Form 10-K |_| Form 20-F  |_| Form 11-K |_| Form 10-Q
                   |_| Form 10-D |_| Form N-SAR |_| Form N-CSR

      For Period Ended: January 2, 2009

       |_| Transition Report on Form 10-K

       |_| Transition Report on Form 20-F

       |_| Transition Report on Form 11-K

       |_| Transition Report on Form 10-Q

       |_| Transition Report on Form N-SAR

       For the Transition Period Ended: ________________________________________

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

                     ---------------------------------------

                             STAAR SURGICAL COMPANY
                     --------------------------------------

            Address of Principal Executive Office (Street and Number)

                               1911 Walker Avenue
                               ------------------
                            City, State and Zip Code

                           Monrovia, California 91016
                           --------------------------

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   |        (a) The reason described in reasonable detail in Part III of this
   |  form could not be eliminated without unreasonable effort or expense;
   |
   |        (b) The subject annual report, semi-annual report, transition report
   |  on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion
   | thereof, will be filed on or before the fifteenth calendar day following [X]| the prescribed due date; or the subject quarterly report or transition
   |  report on Form 10-Q or subject distribution report on Form 10-D, or
   |  portion thereof, will be filed on or before the fifth calendar day
   |  following the prescribed due date; and
   |
   |        (c) The accountant's statement or other exhibit required by Rule
   |  12b-25(c) has been attached if applicable.


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PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As described in its Current Report on Form 8-K filed on March 3, 2009, a verdict in the amount of $4.9 million was rendered against the Registrant in California Superior Court on March 2, 2009. The expense of the expected judgment resulting from the verdict will be recognized by the Registrant in its fiscal year ended January 2, 2009 and reported in its Annual Report on Form 10-K for that fiscal year (the "10-K"), and also affects the Registrant's liquidity and capital resources to be discussed in the 10-K. Because of the need to better understand the effect of the expected judgment on its liquidity and capital resources, the Registrant could not complete its financial statements and related disclosures prior to the prescribed filing deadline for the 10-K.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Charles Kaufman, Vice President and General Counsel   (626)         303-7902
---------------------------------------------------   -----         --------
                   (name)                          (Area Code)     (Telephone
                                                                      Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). |X| Yes |_| No

                     ---------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                ------------------------------------------------

STAAR Surgical Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 17, 2009   By /s/ Deborah Andrews
                           --------------------
                           Deborah Andrews
                           Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).


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

INFORMATION REQUIRED BY PART IV ITEM 3

The Registrant has provided an explanation of anticipated changes in results of operations that will be reflected in the earnings statement of the Registrant's Annual Report on Form 10-K for the three months and fiscal year ended January 2, 2009 in a press release published on March 16, 2009 (the "Press Release"). The Press Release has been furnished as Exhibit 99.1 to the Registrant's Current Report on Form 8-K filed on March 17, 2009, which is incorporated herein by this reference.


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